WILDEYE, INC.
BALANCE SHEET
(Unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Current assets:		
Cash	$ 157,728	$ 120,501
Total current assets	157,728	120,501
Equipment, net	10,632	3,749
Total assets	$ 168,360	$ 124,250
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable - related party	$ 3,379	$ 15,712
Accounts payable and accrued liabilities	14,716	14,304
Total current liabilities	18,095	30,016
Total liabilities	18,095	30,016
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Preferred stock; $0.001 par value, 5,000,000 shares authorized 0 shares issued and outstanding as of December 31, 2020	-	-
Common stock; $0.001 par value, 200,000,000 shares authorized 3,538,432 and 3,411,981 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,538	3,412
Additional paid-in capital	292,927	174,821
Accumulated deficit	(146,200)	(83,999)
Total stockholders' equity	150,265	94,234
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 168,360	$ 124,250

The accompanying notes are an integral part of these financial statements.

WILDEYE, INC.

STATEMENT OF OPERATIONS

**FOR THE YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM JULY 21, 2020
(INCEPTION) THROUGH DECEMBER 31, 2020**

(Unaudited)

	2021	2020
Revenue	$ 2,934	$ -
Operating expenses:		
Product and technology	13,112	14,850
General and administrative expenses	52,023	69,149
Total Operating expenses	65,135	83,999
Loss from operations	(62,201)	(83,999)
Net loss	$ (62,201)	$ (83,999)
Net loss per common share – basic and diluted	$ (0.02)	$ (0.03)
Weighted average common shares outstanding – basic and diluted	3,521,025	3,279,422

The accompanying notes are an integral part of these financial statements.

WIDLEYE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM JULY 21, 2020 (INCEPTION)
THROUGH DECEMBER 31, 2020
(Unaudited)

| | Common stock | | Additional | | |
| | Number of | | paid-in | Accumulated | |
	Shares	Amount	capital	deficit	Total
Balance at July 21, 2020 (Inception)	-	$ -	$ -	$ -	$ -
Stock based compensation	3,231,250	3,231	(2,835)	-	396
Shares issued for cash, net	180,231	180	177,657	-	177,837
Net loss	-	-	-	(83,999)	(83,999)
Balance at December 31, 2020	3,411,481	3,411	174,822	(83,999)	94,234
Shares issued for cash, net	126,951	127	118,105	-	118,232
Net loss	-	-	-	(62,201)	(62,201)
Balance at December 31, 2021	3,538,432	$ 3,538	$ 292,927	$ (146,200)	$ 150,265

The accompanying notes are an integral part of the financial statements.

WIDLEYE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021 AND FOR THE PERIOD FROM JULY 21, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

(Unaudited)

	2021	2020
Cash flow from operating activities:		
Net loss	$ (62,201)	$ (83,999)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	-	221
Stock based compensation	-	396
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	414	14,304
Accounts payable - related parties	(12,333)	15,712
Net cash used in operating activities	(74,120)	(53,366)
Cash flow from investing activities:		
Purchase of equipment	(6,884)	(3,970)
Net cash used by investing activities	(6,884)	(3,970)
Cash flow from financing activities:		
Proceeds from issuance of common stock, net	118,232	177,837
Net cash provided by financing activities	118,232	177,837
NET CHANGE IN CASH	37,228	120,501
CASH AT BEGINNING OF PERIOD	120,501	-
CASH AT END OF PERIOD	$ 157,729	$ 120,501
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

WILDEYE, INC.
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – ORGANIZATION AND GOING CONCERN

Wildeye, Inc. (“we”, “our”, the “Company”) was formed on July 21, 2020 as a Florida corporation. We were originally developing and operating an online marketplace that enables professional consultants to sell their services and buyers to buy them. In 2021 we shifted our focus to developing a SaaS product that lets video creators easily convert video clips and frames into NFTs for sale in third-party marketplaces. We shifted again to focus on real estate lead generation via YouTube.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans, loans from directors and, or the sale of common stock. The financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements are as follows:

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with original maturities of 90 days or less. The recorded value of our cash and cash equivalents approximates their fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line depreciation method as follows:

Computer equipment	3 years
Furniture and office equipment	7 years

Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Asset

The Company evaluates its long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of a long-lived asset is measured by comparison of the carrying amount to the expected future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

The Company operates an online platform where people ("customer") can pay for private 1:1 or group video conversations with professionals ("experts"). The Company primarily generates revenue charging a fee related to the coordination of the communication between the expert and the customer. The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. In the ordinary course of business, the Company makes payments to experts when the experts provide services in their capacity as vendors. The Company accounts for the consideration payable to these experts in their capacity as vendors as a purchase of services from a vendor and records such payments in either cost of revenue or a reduction of sales in the statement of operations.

The Company takes no responsibility for the experts' services, and therefore, does not control their services. Additionally, experts work with the Company to design, market and price one or more call packages for them that are marketed, supported and sold to customers. Customers are also able to purchase single calls with experts at a rate chosen by each expert. Accordingly, for these service fee arrangements, the Company presents revenue on a net basis, as an agent. The Company recognizes the service fee as services are rendered for each distinct time increment in the series.

General and Administrative Expenses

Selling, general and administrative expenses include advertising and promotional costs Also included in general and administrative expenses are stock-based compensation, advertising and marketing, office expenses, and professional fees.

Advertising and marketing costs are expensed as incurred and totaled $49,310 in the year ended December 31, 2020.

Product and Technology

Product and technology expenses include contactor labor and costs to develop the Company's platform.

Income Taxes

Deferred taxes are determined utilizing the "asset and liability" method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it's more likely than not that deferred tax assets will not be realized in the foreseeable future. Deferred tax liabilities and assets are classified as current or non-current based on the underlying asset or liability or if not directly related to and asset or liability based on the expected reversal dates of the specific temporary differences.

Stock-based Compensation

Employee and non-employee share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. Accordingly, the number of weighted average shares outstanding, as well as the amount of net loss per share are presented for basic and diluted per share calculations for the period from July 21, 2020 (inception) to December 31, 2020, reflected in the accompanying statement of operations. There were no dilutive shares outstanding during the period from July 21, 2020 (inception) through December 31, 2020.

Related Parties

The Company follows ASC 850, *Related Party Disclosures,* for the identification of related parties and disclosure of related party transactions.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board ("FASB") or other standard setting bodies that the Company adopts as of the specified effective date. The Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company's financial position or results of operations upon adoption.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company is currently authorized to issue up to 200,000,000 shares of common stock with a par value of $0.001. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001. The specific rights of the preferred stock shall be determined by the board of directors.

On July 22, 2020, the Company issued 2,600,000 common shares to the founders of the Company and 550,000 shares to consultants for services rendered with a total fair value of $315. All shares were fully vested at the time of issuance.

On August 1, 2020, the Company issued 75,000 common shares to advisory board members and 6,250 shares to a consultant for services rendered with a total fair value of $81. All shares were fully vested at the time of issuance.

In September 2020, the Company issued 36,200 common shares to two shareholders with a fair value of $1.00 per share for cash proceeds of $36,200.

In October 2020, the Company launched a Regulation CF campaign on WeFunder.com. During the period ended December 31, 2020, the Company issued 144,531 common shares with a fair value of $1.00 per share for net cash proceeds of $141,637 in conjunction with this campaign.

On January 15, 2021, the Company issued 66,551 common shares of with a fair value of $1.00 per share for net cash proceeds of $62,225 related to the WeFunder campaign.

On February 19, 2021, the Company issued 59,990 common shares of with a fair value of $1.00 per share for net cash proceeds of $56,007 related to the WeFunder campaign.

NOTE 4 – INCOME TAXES

The Company is subject to United States federal income taxes at an approximate rate of 21%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:

	As of December 31, 2021		As of December 31, 2020	
Deferred income tax assets				
Net operating losses	$	31,000	$	18,000
Valuation allowance		(31,000)		(18,000)
Net deferred income tax assets	$	-	$	-

Significant components of the Company's deferred tax assets after applying enacted corporate income tax rates are as follows:

	As of December 31, 2021		As of December 31, 2020	
Deferred income tax assets				
Net operating losses	$	31,000	$	18,000
Valuation allowance		(31,000)		(18,000)
Net deferred income tax assets	$	-	$	-

The Company has an operating loss carry forward of approximately $146,000.

NOTE 5 – TRANSACTION WITH RELATED PARTIES

During the period from July 21, 2020 (inception) through December 31, 2021, the founders of the Company, paid various expenses of on the Company's behalf. The advances are due on demand and are non-interest bearing.